

Mail Stop 4628

September 3, 2015

Via E-mail
Kent W. Stanger
Chief Financial Officer, Treasurer,
Secretary and Director
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

      Re: Merit Medical Systems, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 5, 2015
             File No. 0-18592

Dear Mr. Stanger:

      We refer you to our comment letter dated August 6, 2015 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance